Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated

Financial Statements

For the three month periods ended

November 30, 2013 and 2012

NOTICE TO READER

Tanzanian Royalty Exploration Corporation’s independent auditors have not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of interim financial statements by an entity’s auditor.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Tanzanian Royalty Exploration Corporation, are the responsibility of the management and Board of Directors of the Company.

The unaudited interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting of International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“James E. Sinclair”	“Steven Van Tongeren
James E. Sinclair	Steven Van Tongeren
Chief Executive Officer	Chief Financial Officer

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Financial Position (Expressed in Canadian Dollars)
As at	November 30, 2013	August 31, 2013

Assets
Current Assets
Cash and cash equivalents (Note 17)	$ 8,081,468	$ 10,679,516
Other financial assets (Note 6)	6,300	5,250
Other receivables (Note 14)	527,136	512,369
Inventory (Note 16)	1,067	11,849
Prepaid expenses (Note 13)	54,631	80,761
	8,670,602	11,289,745
Property, plant and equipment (Note 4)	921,673	971,388
Mineral properties and deferred exploration (Note 3)	46,561,030	45,932,207
	$ 56,153,305	$ 58,193,340

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 15)	$ 1,177,854	$ 1,264,420
Convertible debt (Note 5)	-	1,085,221
Warrant liability (Note 7)	816,000	3,524,000
	1,993,854	5,873,641
Shareholders’ equity
Share capital (Note 7)	115,614,202	115,614,202
Share based payment reserve (Note 9)	1,124,139	873,736
Warrants reserve (Note 8)	870,037	870,037
Accumulated deficit	(65,452,883)	(67,117,263)
Equity attributable to owners of the Company	52,155,495	50,240,712
Non-controlling interests (Note 3(j), 3(k))	2,003,956	2,078,987
Total shareholders’ equity	54,159,451	52,319,699
	$ 56,153,305	$ 58,193,340

Nature of operations (Note 1)

  Segmented information (Note 18)

  Commitments (Notes 3 and 19)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (Expressed in Canadian Dollars)
Three month periods ended November 30,	2013	2012

Administrative expenses
Depreciation	$ 54,548	$ 70,146
Consulting	106,162	51,592
Directors’ fees (Note 10)	97,652	88,955
Office and general	77,383	91,437
Shareholder information	97,154	69,323
Professional fees	126,681	133,679
Salaries and benefits	311,458	332,600
Share based payments (Note 7)	184,890	151,369
Travel and accommodation	33,153	33,397
	(1,089,081)	(1,022,498)
Other income (expenses)
Foreign exchange	(3,925)	(14,973)
Interest, net	20,053	36,969
Interest accretion	(4,779)	(25,937)
Loss on other financial assets (Note 6)	1,050	(5,250)
Exploration costs	(39,870)	(23,084)
Change in value of warrant liability (Note 7)	2,708,000	(549,000)
Withholding tax recoveries (costs)	(2,099)	(1,847)
Net income (loss) and comprehensive income (loss)	$ 1,589,349	$ (1,605,620)

Income (loss) and comprehensive income (loss) for the period attributable to:
Owners of the Company	1,664,380	(1,606,005)
Non-controlling interests	(75,031)	385
	$ 1,589,349	$ (1,605,620)

Income (loss) per share
– basic	$ 0.02	$ (0.02)
– diluted	$ 0.01	$ (0.02)
Weighted average # of shares outstanding
– basic	100,922,582	100,569,389
– diluted	106,930,239	100,569,389

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

 (Expressed in Canadian Dollars)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
Three month periods ended November 30,	2013	2012

Operations
Net income (loss)	$ 1,589,349	$ (1,605,620)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	54,548	70,146
Change in value of warrant liability	(2,708,000)	549,000
Share based payments	184,890	157,137
(Gain) loss on other financial assets	(1,050)	5,250
Cash interest paid	(2,978)	(73,331)
Cash interest received	19,656	30,739
Interest accretion	4,779	25,937
Non cash directors’ fees	51,221	51,046
Net change in non-cash operating working capital items:
Other receivables	(14,767)	23,993
Inventory	10,782	10
Prepaid expenses	26,130	46,601
Trade, other payables and accrued liabilities	67,375	(140,436)
Cash used in operations	(718,065)	(859,528)
Investing
Mineral properties and exploration expenditures	(785,150)	(2,746,754)
Option payments received and recoveries	-	1,107
Equipment and leasehold improvements, net	(4,833)	(16,096)
Cash used in investing activities	(789,983)	(2,761,743)
Financing
Repayment of convertible debt	(1,090,000)	-
Cash used in from financing activities	(1,090,000)	-
Net decrease in cash and cash equivalents	(2,598,048)	(3,621,271)
Cash and cash equivalents, beginning of period	10,679,516	20,058,678
Cash and cash equivalents, end of period	$ 8,081,468	$ 16,437,407

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)

Supplementary information:	2013	2012
Non-cash transactions:
Share based payments capitalized to mineral properties	$ 14,292	$ 5,768
Shares issued on conversion of convertible debt	-	986,334

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

1.

Nature of Operations

The Company is in the process of exploring and evaluating its mineral properties.  The business of exploring and mining for minerals involves a high degree of risk.  The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At November 30, 2013 the Company had working capital of $6,676,748 (August 31, 2013 – $5,416,104), including warrant liability or a working capital of $7,492,748 (August 31, 2013 – $8,940,104) excluding warrant liability, had not yet achieved profitable operations, has accumulated losses of $65,452,883 (August 31, 2013 – $67,117,263) and expects to incur further losses in the development of its business. In the long term, the Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

2.

Basis of Preparation

2.1 Statement of compliance

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to “Tan Range Exploration Corporation” on August 13, 1991.  The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” (“TREC” or the “Company”) on February 28, 2006.  The address of the Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2 Canada.  The Company’s principal business activity is in the exploration and development of mineral property interests.  The Company’s mineral properties are located in United Republic of Tanzania. The unaudited interim condensed consolidated financial statements of the Company as at and for the three month periods ended November 30, 2013 and 2012 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on January 9, 2014.

2.2 Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s August 31, 2013 annual financial statements.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

2.

Basis of Preparation (continued)

2.3 Adoption of new and revised standards and interpretations

The IASB issued a number of new and revised International Accounting Standards, International Financial Reporting Standards, amendments and related interpretations which are effective for the Company’s financial year beginning on or after September 1, 2013.  For the purpose of preparing and presenting the Financial Information for the relevant periods, the Company has consistently adopted all the new standards for the relevant reporting periods.

At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.

•

IAS 32 ‘Financial instruments, Presentation’ – In December 2011, effective for annual periods beginning on or after January 1, 2014, IAS 32 was amended to clarify the requirements for offsetting financial assets and liabilities.  The amendments clarify that the right of offset must be available on the current date and cannot be contingent on a future date.

Management anticipates that where required, the above standards will be adopted at the applicable effective dates in the Company’s financial statements, and is in the process of considering the impact of the adoption of these standards.

3.

Mineral Properties

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by USD$100/sq.km for the initial period, USD$150/sq.km for the first renewal and USD$200/sq.km for the second renewal.  With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is also an initial one-time “preparation fee” of USD$500 per license.  Upon renewal, there is a renewal fee of USD$300 per license.

Certain of the Company’s prospecting licenses are currently being renewed.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at November 30, 2013 and recorded a write-down of $nil during the three month period ended November 30, 2013 (2012 - $nil).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

3.

Mineral Properties (continued)

      The continuity of expenditures on mineral properties is as follows:

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

3.

Mineral Properties (continued)

(a) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses.  The prospecting licenses comprising the Itetemia property are held by the Company; through the Company's subsidiaries, Tancan or Tanzam.  In the case of one prospecting license, Tancan acquired its interest pursuant to the State Mining Corporation (“Stamico”) Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for USD$1,000,000.

The Company is required to pay Stamico an annual option fee of USD$25,000 per annum until commercial production.

As at November 30, 2013, there are no licenses subject to an Option Agreement with Barrick Exploration Africa Ltd. (BEAL) (note 3(m)).

During the three month period ended November 30, 2013, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2013 - $nil) related to deferred exploration costs associated with licenses the Company does not intend to renew.

(b) Luhala Project:

During the three month period ended November 30, 2013, the Company did not abandon any licenses in the area and a write-off of $nil was taken in this area (year ended August 31, 2013 - $6,983).

(c) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.  The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

The Kigosi Mining License application with an area of 9.91 sq km was officially lodged with the Ministry of Energy and Minerals (MEM) on 4th March 2013 after some amendments as required by the Ministry.  The application covers parts of two Prospecting Licences and those Prospecting Licenses will cease after the grant of the Mining License.  The Kigosi Mining License application was given a number and sent to the Minister for signature.  The official signing ceremony of the Kigosi Mining License was held in October 2013 and was attended by Company and Ministry for Energy and Minerals representatives.

During the three month period ended November 30, 2013, the Company did not abandon any licenses in the area and a write off $nil was taken for these licenses related to the property (year ended August 31, 2013 - $469,940).

(d) Lunguya:

During the three month period ended November 30, 2013, the Company did not abandon any licenses and a write-off of $nil was taken in this area (year ended August 31, 2013 - $103,636).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

3.

Mineral Properties (continued)

(e) Kanagele:

During the three month period ended November 30, 2013, the Company did not abandon any licenses in the area and a write-off of $nil was taken for this property (year ended August 31, 2013 - $892,727), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(f) Tulawaka:

The Company owns or has options to acquire interests ranging from 65% to 90% in the licenses through prospecting and option agreements. Three licenses in the Tulawaka area were subject to an option agreement with MDN Inc. (MDN) (note 3(n)).

During the three month period ended November 30, 2013, the Company did not abandon any licenses in the area and a write-off of $nil was taken for this property (year ended August 31, 2013 - $405,688), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(g) Ushirombo:

During the three month period ended November 30, 2013, the Company did not abandon any licenses in the area and a write-off of $nil was taken for this property (year ended August 31, 2013 - $38,531), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(h) Mbogwe:

During the three month period ended November 30, 2013, the Company did not abandon any licenses in the area and a write-off of $nil was taken for this property (year ended August 31, 2013 - $84,853), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(i) Biharamulo:

Five Biharamulo licenses were subject to the option agreement with MDN (note 3(n)).

During the three month period ended November 30, 2013, the Company did not abandon any licenses in the area and a write-off of $nil was taken for this property (year ended August 31, 2013 - $16,906), The Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

3.

Mineral Properties (continued)

(j) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the Buckreef Project).  Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid USD $3,000,000 to Stamico in consideration of the transaction.  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.  The comparative statement of financial position has been adjusted to reflect an immaterial adjustment relating to recording NCI in respect of Stamico’s 45% interest.

The Company has 100% control over all aspects of the joint venture company. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditure, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and received a 45% interest in Buckreef Gold Company Limited.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. If the property has not been brought into production by May 31, 2014, the Company shall be entitled to extend the date for one additional year:

          i) for the extension year, on payment to Stamico of US$500,000;

          ii) for the second extension year, on payment to Stamico of US$625,000; and

          iii) for each subsequent extension year, on payment to Stamico of US$750,000.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest on the Consolidated Financial Statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is supervisory board made up of 4 directors of Tanzam and 3 of Stamico who will be updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditure on the property were capitalized under Mineral Properties and reported under Buckreef Gold Company Limited.

(k) Kabanga:

The Kabanga Project is located in northwestern Tanzania, south of Lake Victoria and near the Burundi border within the Mesoproterozoic Karagwe-Ankolean sequence within the Kibaran Fold Belt of NW Tanzania.

The Company is engaged in the exploration and development of the Kagera Nickel project, adjacent to the Barrick/Xstrata Kabanga Nickel Project within the Kabanga-Musongati mafic-ultramafic belt, which contains Ni sulphide ores at Kabanga deposit and reef-type PGE concentrations at Musongati.

During the three month period ended November 30, 2013, the company did not abandon any licenses in the area and a write off of $nil was taken (year ended August 31, 2013 - $147,429).

Northwestern Basemetals Company Limited, a new company 75% owned by the Company, 15% owned by Stamico and 10% owned by Songshan Mining Company was formed to explore the Kabanga nickel, cobalt and platinum group metals belt in Tanzania.  Stamico has a carried interest on the Company and Songshan has a carried interest.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

3.

Mineral Properties (continued)

(l) Other properties:

During the three month period ended November 30, 2013, the Company did not abandon any licenses in the area but recorded a write-off of $nil (year ended August 31, 2013 - $28,214) of costs related to the abandoned area located within the other properties category.

(m) Option Agreement with BEAL (now ABG Exploration Limited (“ABG”):

BEAL had the option to acquire the total rights, titles, and interests of the Company in prospecting licenses in various properties, herein called the BEAL project. In exchange for this option, BEAL paid USD$100 to the Company.  To maintain and exercise the option, BEAL was required to incur USD$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend USD$50,000 each year for each retained prospecting license.  In addition, BEAL must make USD$40,000 annual payments to the Company for each retained prospecting licenses in December 2006 and subsequent years.

In prior years, the Company received from BEAL notices of relinquishment for all rights, titles and interests in prospecting licenses included in the Option Agreement, and on April 18, 2013, ABG advised that they were returning the last remaining prospecting licence optioned under the BEAL Option Agreement.

(n) Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles, and interests of the Company in certain prospecting licenses.  The prospecting licenses under option to MDN are located at Biharamulo and Tulawaka.

In January 2013 MDN advised the Company that they were unable to fulfill the terms of the option agreement between the Company and MDN and the option agreement has been terminated.  The Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on these licenses.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

4.

Property, plant and equipment

	Drilling equipment	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Total
Cost
As at September 1, 2012	$ 464,487	$ 302,640	$ 91,645	$ 1,527,153	$ 89,329	$ 2,475,254
Additions	-	-	26,122	13,076	10,999	50,197
As at August 31, 2013	$ 464,487	$ 302,640	$ 117,767	$ 1,540,229	$ 100,328	$ 2,525,451
Additions	-	-	4,833	-	-	4,833
Disposals	-	-	(11,374)	(20,101)	-	(31,475)
As at November 30, 2013	$ 464,487	$ 302,640	$ 111,226	$ 1,520,128	$ 100,328	$ 2,498,809

Accumulated depreciation
As at September 1, 2012	$ 232,139	$ 174,501	$ 50,371	$ 790,667	$ 17,866	$ 1,265,544
Depreciation expense	15,490	35,160	22,695	199,415	15,759	288,519
As at August 31, 2013	$ 247,629	$ 209,661	$ 73,066	$ 990,082	$ 33,625	$ 1,554,063
Depreciation expense	3,614	6,153	4,990	36,464	3,327	54,548
Disposals	-	-	(11,374)	(20,101)	-	(31,475)
As at November 30, 2013	$ 251,243	$ 215,814	$ 66,682	$ 1,006,445	$ 36,952	$ 1,577,136
Net book value
As at September 1, 2012	$ 232,348	$ 128,139	$ 41,274	$ 736,486	$ 71,463	$ 1,209,710
As at August 31, 2013	$ 216,858	$ 92,979	$ 44,701	$ 550,147	$ 66,703	$ 971,388
As at November 30, 2013	$ 213,244	$ 86,826	$ 44,544	$ 513,683	$ 63,376	$ 921,673

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

5.

Convertible Debt

(i)

November 30, 2013:

	August 2010	September 2010	October 2010	Total

Gross proceeds at inception	$ 1,000,000	$ 1,000,000	$1,060,000	$ 3,060,000
Fair value of liability portion	965,375	965,375	1,023,297	2,954,047
Fair value of equity portion	34,625	34,625	36,703	105,953

Liability portion of convertible debt:
Initial fair value of debt component	$ 965,375	$ 965,375	$ 1,023,297	$ 2,954,047
Issuance costs	(111,160)	(3,359)	(22,383)	(136,902)
Accretion expense	101,523	87,606	152,716	341,845
Interest paid	(36,164)	(63,288)	(93,630)	(193,082)
Conversion into common shares	(919,574)	(986,334)	-	(1,905,908)
Cash repayment	-	-	(1,060,000)	(1,060,000)

Closing balance of liability portion (current)	$ -	$ -	$ -	$ -

Equity portion of convertible debt:
Opening balance	$ -	$ -	$ -	$ -
Initial fair value of equity component	34,625	34,625	36,703	105,953
Issuance costs	(3,987)	(120)	(804)	(4,911)
Conversion into common shares	(30,638)	(34,505)	-	(65,143)

Closing balance of equity portion	$ -	$ -	$ 35,899	$ 35,899

 (ii)

August 31, 2013:

	August 2010	September 2010	October 2010	Total

Gross proceeds at inception	$ 1,000,000	$ 1,000,000	$1,060,000	$ 3,060,000
Fair value of liability portion	965,375	965,375	1,023,297	2,954,047
Fair value of equity portion	34,625	34,625	36,703	105,953

Liability portion of convertible debt:
Initial fair value of debt component	$ 965,375	$ 965,375	$ 1,023,297	$ 2,954,047
Issuance costs	(111,160)	(3,359)	(22,383)	(136,902)
Accretion expense	101,523	87,606	147,937	337,066
Interest paid	(36,164)	(63,288)	(63,630)	(163,082)
Conversion into common shares	(919,574)	(986,334)	-	(1,905,908)

Closing balance of liability portion (current)	$ -	$ -	$1,085,221	$1,085,221

Equity portion of convertible debt:
Opening balance	$ -	$ -	$ -	$ -
Initial fair value of equity component	34,625	34,625	36,703	105,953
Issuance costs	(3,987)	(120)	(804)	(4,911)
Conversion into common shares	(30,638)	(34,505)	-	(65,143)

Closing balance of equity portion	$ -	$ -	$ 35,899	$ 35,899

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

5.

Convertible Debt (continued)

On August 17, 2010, the Company issued a three-year convertible promissory note to an arm’s length third party, in the principal amount of $1,000,000 bearing interest at 3% and convertible into 255,484 common shares at a price of $4.286 per share.  The agreement charged finance and commitment fees of $95,000 which was paid by issuing 22,166 common shares.  In September 2011, the loan was converted into 233,318 shares.

On September 23, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.  The Company received notice to convert the Promissory Note in the principal amount of $1,000,000 and 221,337 shares were issued on October 17, 2012.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.  On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

Each of the convertible debentures includes a conversion feature.  The Company determined a fair value of the financial liability by obtaining independent bank rates of 4.25% for the August, September and October 2010 debt, assuming a three-year expected life and assigned the residual value of all debts to the equity conversion feature in the amount of $105,953.  Total transaction costs for all debt agreements were $141,813 of which $4,911 was allocated to the equity component, which aggregated to $35,899 at November 30, 2013 (August 31, 2013 - $35,899) and is included in share based payment reserve in shareholders’ equity.

6.

Other financial assets

Other financial assets are comprised of shares of publicly traded companies.  As at November 30, 2013, these investments have been measured at their fair value of $6,300 (August 31, 2013 - $5,250). The impact to the consolidated financial statements of this revaluation to market value for the three month period ended November 30, 2013 resulted in a $1,050 gain (2012 – $5,250 loss) as market values of these securities increased (2012 – decreased) in the period.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

7.

Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  On November 23, 2011, the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s board of directors.

	Number	Amount ($) ($)
Balance on September 1, 2012	100,459,937	$ 113,476,858
Issued on conversion of convertible debt	221,337	986,334
Issued pursuant to Restricted Share Unit Plan	241,308	1,151,010
Balance at August 31, 2013 and November 30, 2013	100,922,582	$ 115,614,202

Activity during the year ended August 31, 2013:

On October 17, 2012, pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

Warrant issuances:

There were no warrant issuances during the three month period ended November 30, 2013 or the year ended August 31, 2013.

Warrants outstanding:

At November 30, 2013, the following warrants and compensation options were outstanding:

	Number of Warrants	Exercise price	Expiry date
Equity financing August 12, 2011	5,263,158*	USD$4.00	August 12, 2014
Equity financing compensation options August 12, 2011	118,421	USD$4.00	August 12, 2014

Balance, November 30, 2013	5,381,579	-	-

* warrants classified under Warrant Liability

Effective December 7, 2011 the exercise price of 5,263,158 common share purchase warrants was reduced from USD$6.25 to USD$4.00 and the term of the warrants was extended one year to expire August 12, 2014. In addition, if the weighted average trading price of the common shares increases to USD$6.50 after March 11, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and re-priced from USD$5.91 to USD$4.00. The 5,263,158 warrants are accounted for and included in the calculation of the warrant liability.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

7.

Capital Stock (continued)

Warrant liability:

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.  The Company’s functional currency is the Canadian dollar as such the warrants whose exercise price is denominated in US dollars have been recorded under liabilities and carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair values recorded as gains or losses in the statements of comprehensive loss.

The table below shows the activity for warrant liability for the three month period ended November 30, 2013 and the year ended August 31, 2013:

Period/year ended	November 30, 2013	August 31, 2013
Balance at beginning of period/year	$ 3,524,000	$ 8,114,000
Decrease in value of warrant liability	(2,708,000)	(4,590,000)
Balance at end of period/year	$ 816,000	$ 3,524,000

During the three month period ended November 30, 2013, the value of the warrants decreased to $816,000 from the balance at August 31, 2013 of $3,524,000, as a result of changes in fair value of warrants during the period.  The assumptions in valuing the warrants at November 30, 2013 included an expected volatility of 74% (August 31, 2013 – 64-83%), a US risk free interest rate of 0.13% (August 31, 2013 – 0.03% to 0.13%) and an expected life of 9 months (August 31, 2013 – 2 to 12 months).  The decrease in value of $2,708,000 (2012 – $549,000 increase) has been recorded as a gain (2012 – loss) in the statement of comprehensive income (loss).

Compensation options:

Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries.  All contributions vest immediately.  ESOP compensation expense for the three month period ended November 30, 2013 was $13,655 (2012 - $8,889) and is included in salaries and benefits expense.

Restricted share units:

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 9, 2012 the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the award agreement.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

7.

Capital Stock (continued)

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  On April 11, 2012 the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2012 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

The Company has a RSU Plan which allows the Company to issue RSU’s which are redeemable for the issue of common shares at prevailing market prices on the date of the RSU grant. The aggregate number of RSU’s outstanding is limited to a maximum of ten percent of the outstanding common shares. The Company has granted RSU’s to officers and key employees.

Of the 1,000,000 shares authorized for issuance under the Plan, 873,361 shares have been issued as at November 30, 2013.

Total share-based compensation expense related to the issue of RSUs was $250,403 for the three month period ended November 30, 2013 (2012 - $208,183).

The following table summarizes changes in the number of RSU’s outstanding:

Number of RSU’s		Weighted average fair value at issue date
Balance, September 1, 2012	446,247	$ 5.09
Granted	416,639	$ 3.52
Redeemed for common shares	(241,308)	$ 4.77
Balance, August 31, 2013	621,578	$ 4.16
Granted	4,500	$ 2.22
Balance, November 30, 2013	626,078	$ 4.15

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

8.

Reserve for warrants

Period/Year ended	November 30, 2013	August 31, 2013
Balance at beginning of period/year	$ 870,037	$ 870,037
Balance at end of period/year	$ 870,037	$ 870,037

9.

Reserve for share based payments

Period/Year ended	November 30, 2013	August 31, 2013
Balance at beginning of period/year	$ 873,736	$ 670,779
Shares issued pursuant to RSU plan	-	(1,151,010)
Share based compensation	250,403	1,353,967
Balance at end of period/year	$ 1,124,139	$ 873,736

10.

 Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Three month periods ended November 30,	Notes	2013	2012
Legal services	(i)	$54,535	$112,284
Director compensation	(ii)	$97,652	$88,956
Rent	(iii)	$21,347	$21,063
Technical Committee	(iv)	$nil	$35,169
Rent	(v)	$7,823	$nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the three month period ended November 30, 2013, the legal expense charged by the firm was $54,535 (2012 - $112,284), of which $33,058 remains payable at November 30, 2013 (August 31, 2013 - $13,143).

(ii) During the three month period ended November 30, 2013, $97,652 (2012 - $88,956) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

(iii) During the three month period ended November 30, 2013, $21,347 (2012 - $21,063) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iv) During the three month period ended November 30, 2013, $nil (2012 - $35,169) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

(v)  During the three month period ended November 30, 2013, $7,823 (2012 - $nil) was paid to a company associated with the Company’s CFO for office rental.

At November 30, 2013, the Company has a receivable of $nil (August 31, 2013 - $nil) from an organization associated with the Company’s President and CEO.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

10.

 Related party transactions and key management compensation (continued)

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Three month period ended November 30,	2013		2012
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 115,536	$ nil	$ 91,554	$ 99,239
Directors	46,430	51,222	37,909	51,047
Total	$ 161,966	$ 51,222	$ 129,463	$ 150,286

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2) Compensation shares may carry restrictive legends.

     (3) All RSU share based compensation is based on the accounting expense recorded in the year.

11.

Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning and obtain sufficient funding to further the identification and development of precious metals deposits.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three month period ended November 30, 2013. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at November 30, 2013 totaled $52,155,495 (August 31, 2013 - $50,240,712).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements.  There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

12. Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability is categorized as Level 3 measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate.  As at November 30, 2013, and August 31, 2013 the fair value of the convertible debt agreements did not differ materially from their carrying value, due to the short time to maturity.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at November 30, 2013, or August 31, 2013.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at November 30, 2013, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $81,000 (2012 - $164,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at November 30, 2013, the Company had current assets of $8,670,602 (August 31, 2013 - $11,289,745) and current liabilities of $1,993,854 (August 31, 2013 - $5,873,641), including warrant liability or $1,177,854 (August 31, 2013 – $2,349,641) excluding warrant liability. All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $6,676,748 (August 31, 2013 - $5,416,104) including warrant liability or a working capital of $7,492,748 (August 31, 2013 – $8,940,104) excluding warrant liability.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

12. Financial Instruments (continued)

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At November 30, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at November 30, 2013.

13. Prepaid expenses

	November 30, 2013	August 31, 2013

Insurance	$ 33,360	$ 47,159
Listing fees	7,602	30,411
Other	13,669	3,191
Total prepaid expenses	$ 54,631	$ 80,761

14. Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	November 30, 2013	August 31, 2013

Receivable from related parties	$ 5,888	$ 811
HST and VAT Receivable	519,646	510,062
Other	1,602	1,496
Total Trade and Other Receivables	$ 527,136	$ 512,369

Below is an aged analysis of the Company’s other receivables:

	November 30, 2013	August 31, 2013

Less than 1 month	$ 16,267	$ 499,537
1 to 3 months	1,602	12,832
Over 3 months	509,267	-
Total Other Receivables	$ 527,136	$ 512,369

At November 30, 2013, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 12.

The Company holds no collateral for any receivable amounts outstanding as at November 30, 2013.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

15. Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities.  The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	November 30, 2013	August 31, 2013

Less than 1 month	$ 209,016	$ 1,186,377
1 to 3 months	673,836	51,315
Over 3 months	295,002	26,728
Total Trade, Other Payables and Accrued Liabilities	$ 1,177,854	$ 1,264,420

16. Inventory

Inventory consists of supplies for the Company’s drilling rig and fuel to be consumed during the course of exploration development and operations.  Cost represents the delivered price of the item.  The following is a breakdown of items in inventory:

	November 30, 2013	August 31, 2013

Other	$ 1,067	$ 11,849
Total Inventory	$ 1,067	$ 11,849

17. Cash and cash equivalents

As at November 30, 2013, cash and cash equivalents total $8,081,468 (August 31, 2013 - $10,679,516), consisting of cash on deposit with banks in general minimum interest bearing accounts totalling $274,468 (August 31, 2013 - $329,659), and Government investment certificates and treasury bills consisting of interest-generating money-market accounts of $7,807,000 (August 31, 2013 - $10,349,857).  The interest-generating government investment certificate is cashable at any time and the Company expects to convert this into cash on an as needed basis.

18. Segmented information

Operating Segments

At November 30, 2013 the Company’s operations comprise a single reporting operating segment engaged in mineral exploration in Tanzania.  The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

• that engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

• for which discrete financial information is available.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2013 and 2012

18. Segmented information, (continued)

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning TREC’s geographic locations is as follows:

	Three month period ended November 30, 2013	Three month period ended November 30, 2012
Consolidated net income (loss)
Canada	$ 1,971,777	$ (729,918)
Tanzania	(382,428)	(875,702)
	$ 1,589,349	$ (1,605,620)
	As at November 30, 2013	As at August 31, 2013
Identifiable assets
Canada	$ 8,127,125	$ 10,748,028
Tanzania	48,026,180	47,445,312
	$ 56,153,305	$ 58,193,340
Non-current assets
Canada	$ 24,656	$ 21,486
Tanzania	47,458,047	46,882,109
	$ 47,482,703	$ 46,903,595

19. Commitments

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $32,238 for premises in fiscal 2014.